EXECUTION COPY

MALA NOCHE RESOURCES CORP.

- and -

CANACCORD GENUITY CORP.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

SUBSCRIPTION RECEIPT INDENTURE
Providing for the Issue of up to
57,500,000 Subscription Receipts

Dated as of July 20, 2010

ii

iii

Schedule A – Form of Subscription Receipt Certificate
Schedule B – Escrow Release Notice
Schedule C – Form of Declaration for Removal of Legend

SUBSCRIPTION RECEIPT INDENTURE

                          THIS INDENTURE dated as of the 20th day of July, 2010.

B E T W E E N :

MALA NOCHE RESOURCES CORP., a corporation existing under the British Columbia Business Corporations Act

(hereinafter called the “Corporation”)

OF THE FIRST PART

- and -

CANACCORD GENUITY CORP., a corporation incorporated under the laws of British Columbia

(hereinafter called the “Lead Underwriter”)

OF THE SECOND PART

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust corporation continued under federal letters patent

(hereinafter called the “Subscription Receipt Agent”)

OF THE THIRD PART

                           WHEREAS the Corporation proposes to create and issue Subscription Receipts (as hereinafter defined) to be constituted and issued as herein provided;

                          AND WHEREAS the Corporation is authorized to create and issue the Subscription Receipts as herein provided and to complete the transactions contemplated herein;

                          AND WHEREAS all things necessary have been done and performed to make the Subscription Receipt Certificates (as hereinafter defined), when certified by the Subscription Receipt Agent and issued and delivered as herein provided, legal, valid and binding obligations of the Corporation with the benefits of and subject to the terms of this Indenture;

                          AND WHEREAS the foregoing recitals are made as representations by the Corporation and not by the Subscription Receipt Agent;

                          AND WHEREAS the Subscription Receipt Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Subscription Receipts issued pursuant to this Indenture;

                          NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given, the receipt and sufficiency of which are hereby acknowledged, by each of the Corporation, the Lead Underwriter and the Subscription Receipt Agent, the Corporation hereby appoints the Subscription Receipt Agent as agent for the Subscription Receiptholders (as hereinafter defined), to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Subscription Receipts issued pursuant to this Indenture, and the Corporation, the Lead Underwriter and the Subscription Receipt Agent hereby covenant, agree and declare as follows:

2.

ARTICLE ONE
INTERPRETATION

Section 1.01 Definitions

In this Indenture and in the Subscription Receipt Certificates, unless there is something in the subject matter or context inconsistent therewith:

(a)

“Acquisition” means the purchase by the Corporation and its affiliates of (i) all of the assets comprising the San Dimas Mine, and certain related assets, from DMSL, and (ii) all of the issued and outstanding shares of STB from GSBL, each on the terms and subject to the conditions of the Acquisition Agreements;

(b)

“Acquisition Agreements” means the definitive agreements to be entered into with respect to the Acquisition between the Corporation, an affiliate of the Corporation and the San Dimas Vendors, as supplemented, amended or restated from time to time;

(c)

“Applicable Legislation” means such provisions of any statute of Canada or of a province thereof, and of regulations under any such statute, relating to subscription receipt indentures or to the rights, duties and obligations of corporations and of subscription receipt agents under subscription receipt indentures, as are from time to time in force and applicable to this Indenture;

(d)

“Approvals” means, collectively, (i) the approval by the Stock Exchange of the Acquisition and the issue and listing of the Subscription Receipts, the Unit Shares, the Warrants, the Common Shares issuable upon exercise of the Warrants and the Common Shares to be issued to the San Dimas Vendors in connection with the Acquisition, and (ii) the approval of the creation of the San Dimas Vendors as a “control person” of the Corporation and the Consolidation by shareholders of the Corporation;

(e)	“Book Entry Only System” means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time;

(f)

“Business Day” means any day that is not a Saturday, Sunday or statutory holiday in Toronto, Ontario or Vancouver, British Columbia, or a day when the principal corporate trust office of the Subscription Receipt Agent in the city of Vancouver, British Columbia is not generally open to the public for the transaction of business;

(g)	“CDS” means The Canadian Depository for Securities Limited and its successors;

(h)	“Closing Date” means July 20, 2010 or such earlier or later date as the Company and the Underwriters may agree, but in any event no later than July 30, 2010;

3.

(i)

“Common Shares” means the common shares of the Corporation as constituted on the date hereof provided that upon completion of the Consolidation, Common Shares shall thereafter mean the shares resulting from such adjustment;

(j)	“Consolidation” means the consolidation of all of the issued and outstanding Common Shares on the basis of a factor of one new Common Share for twenty (20) existing Common Shares;

(k)

“Conversion Date” means with respect to any Subscription Receipt converted by the Subscription Receipt Agent in accordance with subsection 4.01(a) hereof, the day on which the Subscription Receipt Agent is required to convert such Subscription Receipt pursuant to subsection 4.01(a) hereof;

(l)

“Corporation” means Mala Noche Resources Corp., the party of the first part hereunder, and includes any successor corporation to or of the Corporation which shall have complied with the provisions of section 9.02 hereof;

(m)	“Corporation's auditors” means Deloitte & Touche LLP or such other firm of chartered accountants appointed as the auditor of the Corporation;

(n)	“counsel” means a barrister or solicitor or a firm of barristers and solicitors, who may be counsel for the Corporation, acceptable to the Subscription Receipt Agent;

(o)

“director” means a director of the Corporation for the time being, and reference without more to action by the directors means action by the directors of the Corporation as a board or, to the extent empowered, by a committee of the board, in each case by resolution duly passed;

(p)	“DMSL” means Desarollos Mineros San Luis S.A., a corporation existing under the laws of Mexico and an indirect, wholly owned subsidiary of Goldcorp;

(q)	“Effective Date” means the date of this Indenture;

(r)	“Escrow Funds” means the Proceeds upon delivery to the Subscription Receipt Agent to be held in trust on the terms and conditions of this Indenture;

(s)	“Escrow Release Conditions” means the following conditions precedent to the release of the Escrow Funds to the Corporation:

(i)

all conditions precedent to the closing of the Acquisition, other than the payment of the cash portion of the purchase price for the Acquisition, shall have been satisfied or waived, provided that there shall not exist any inquiry, investigation or other proceeding of a regulatory nature that would prevent the closing of the Acquisition or would prevent or restrict the trading in or the distribution of the Unit Shares, Warrants or the Common Shares issuable in connection with the Acquisition;

(ii) each of the Approvals shall have been obtained, and shall not have been rescinded; and

4.

(iii)	the Consolidation shall have been completed;

(t)

“Escrow Release Date” means (i) the date, prior to the Termination Time, on which the Escrow Release Notice is delivered by the Corporation and the Lead Underwriter to the Subscription Receipt Agent in accordance with the terms of this Indenture, if the Escrow Release Notice is delivered by the Corporation and the Lead Underwriter to the Subscription Receipt Agent by 5:00 a.m., Vancouver time, on such date, (ii) the first Business Day, prior to the Termination Time, following the date on which the Escrow Release Notice is delivered by the Corporation and the Lead Underwriter to the Subscription Receipt Agent in accordance with the terms of this Indenture, if the Escrow Release Notice is delivered by the Corporation and the Lead Underwriter to the Subscription Receipt Agent after 5:00 a.m., Vancouver time, on such date, or (iii) notwithstanding (ii), the date, prior to the Termination Time, on which the Escrow Release Notice is delivered by the Corporation and the Lead Underwriter to the Subscription Receipt Agent in accordance with the terms of this Indenture, if the Escrow Release Notice is delivered by the Corporation and the Lead Underwriter to the Subscription Receipt Agent after 5:00 a.m., Vancouver time, on such date and the Corporation and the Lead Underwriter deliver written notice to the Subscription Receipt Agent that the Escrow Release Date shall be such date:

(u)	“Escrow Release Deadline” means the 18th day of September, 2010;

(v)

“Escrow Release Notice” means a written notice in the form set out in Schedule B attached hereto executed by the Corporation and the Lead Underwriter confirming that the Escrow Release Conditions have been satisfied;

(w)	“Escrow Release Time” means 5:00 a.m., Vancouver time, on the Escrow Release Date;

(x)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(y)	“Extraordinary Resolution” has the meaning attributed thereto in sections 8.12 and 8.15 hereof;

(z)	“Global Subscription Receipts” has the meaning attributed thereto in Section 2.10 below;

(aa)	“Goldcorp” means Goldcorp Inc.;

(bb)	“GSBL” means Goldcorp Silver (Barbados) Ltd., a corporation existing under the laws of Barbados and a wholly owned subsidiary of Goldcorp;

(cc)	“Lead Underwriter” means Canaccord Genuity Corp.;

(dd)	“Offering” has the meaning ascribed thereto in the Underwriting Agreement;

(ee)	“Over-Allotment Closing Date” has the meaning ascribed thereto in the Underwriting Agreement;

(ff)	“Over-Allotment Option” has the meaning ascribed thereto in the Underwriting Agreement;

5.

(gg)	“Person” includes an individual, corporation, partnership, trustee, unincorporated organization or any other entity whatsoever, and words importing persons have a similar extended meaning;

(hh)

“Proceeds” means $300,000,000, being the gross proceeds received by the Corporation in connection with the Offering, provided that the Proceeds shall equal $345,000,000 if the Over-Allotment Option is exercised in full;

(ii)

“Prospectus” means the (final) prospectus of the Corporation which qualifies the distribution of the Subscription Receipts in the Qualifying Jurisdictions and includes any amendments or supplements thereto and any documents incorporated by reference therein;

(jj)	“Qualifying Jurisdictions” means those provinces and territories of Canada, other than Québec;

(kk)	“Regulation S” means Regulation S under the U.S. Securities Act;

(ll)

“San Dimas Mine” means the assets comprising the San Dimas mines and mills that are presently operated by DMSL and other subsidiaries of Goldcorp and that include the San Antonio, Tayoltita and Santa Rita mines in San Dimas, Mexico;

(mm)	“San Dimas Vendors” means DMSL and GSBL, together;

(nn)	“STB” means Silver Trading (Barbados) Ltd., a corporation existing under the laws of Barbados and a wholly owned subsidiary of GSBL;

(oo)	“Stock Exchange” means the TSX Venture Exchange;

(pp)

“Subscription Receipts” means the subscription receipts created and issued pursuant to subsections 2.01(a) and 2.01(c) hereof and authorized for issue hereunder and represented by Subscription Receipt Certificates issued and certified in accordance with the provisions hereof and that have not at the particular time expired, been purchased by the Corporation or converted;

(qq)	“Subscription Receipt Agent” means Computershare Trust Company of Canada, the party of the third part hereunder, including its successors and assigns;

(rr)	“Subscription Receipt Certificate” means a certificate representing one or more Subscription Receipts substantially in the form of the certificate attached hereto as Schedule A;

(ss)	“Subscription Receiptholders” or “holders” means the persons for the time being entered in a register of holders described in section 3.01 hereof as holders of Subscription Receipts;

(tt)

“Subscription Receiptholders' Request” means an instrument, signed in one or more counterparts by Subscription Receiptholders who hold in the aggregate not less than 10% of the total number of Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

6.

(uu)

“Subsidiary of the Corporation” means any corporation of which Voting Shares carrying more than 50% of the votes attached to all outstanding Voting Shares of such corporation are owned, directly or indirectly, other than by way of security only, by one or more of the Corporation and any Subsidiary of the Corporation, provided that the Corporation or such Subsidiary of the Corporation is not contractually or otherwise prohibited or restricted from exercising sufficient of the voting rights attached to such Voting Shares to elect at least a majority of the directors of such corporation;

(vv)	“Termination Date” means the earlier of:

(i)

the date on which the Subscription Receipt Agent receives a Termination Notice provided that if such notice is not received on a Business Day or is received after 4:30 p.m. on a Business Day the Termination Date shall be the next Business Day, and

(ii) date of the Escrow Release Deadline;

(ww)

“Termination Notice” means a written notice from the Corporation addressed to the Subscription Receipt Agent and the Lead Underwriter indicating that the Acquisition will not be completed and directing the Subscription Receipt Agent to return all Proceeds and any interest accrued thereon since the Effective Date to the Subscription Receiptholders;

(xx)	“Termination Time” means 5:00 p.m. (Vancouver time) on the Termination Date;

(yy)

“this Subscription Receipt Indenture”, “this Indenture”, “hereto”, “hereunder”, “hereof”, “herein”, “hereby” and similar expressions mean or refer to this Subscription Receipt Indenture and any indenture, deed or instrument supplemental or ancillary hereto, and the expressions “article”, “section”, “subsection”, “paragraph”, “subparagraph”, “clause” and “subclause” followed by a number mean the specified article, section, subsection, paragraph, subparagraph, clause or subclause of this Indenture;

(zz)	“Time of Closing” has the meaning ascribed to such term in the Underwriting Agreement;

(aaa)

“Underwriters” means Canaccord Genuity Corp., GMP Securities L.P., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Merrill Lynch Canada Inc., Cormark Securities Inc., Dundee Securities Corporation, Mackie Research Capital Corporation, National Bank Financial Inc., Paradigm Capital Inc., and RBC Dominion Securities Inc. collectively;

(bbb)	“Unit Shares” means the Common Shares issuable upon conversion of the Subscription Receipts, determined on a post-Consolidation basis, and comprising a portion of the Units;

(ccc)	“Units” means the units issuable upon conversion of the Subscription Receipts, each consisting of one Unit Share and 0.4 of a Warrant, subject to certain adjustments;

(ddd)	“Underwriters’ Fee” has the meaning ascribed thereto in the Underwriting Agreement;

7.

(eee)	“Underwriting Agreement” means the agreement between the Corporation and the Underwriters dated July 9, 2010 in respect of the Offering;

(fff)	“United States” means the United States as that term is defined in Regulation S;

(ggg)	“U.S. Person” means a U.S. person as such term is defined in Regulation S;

(hhh)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(iii)

“Voting Shares” of any corporation means shares of one or more classes or series of a class of shares of such corporation carrying voting rights under all circumstances (and not by reason of the happening of a contingency) sufficient if exercised to elect all of the directors of such corporation, provided that such shares shall be deemed not to cease to be Voting Shares solely by reason of a right to vote for the election of one or more of the directors of such corporation accruing to shares of another class or series of a class of shares of such corporation by reason of the happening of a contingency;

(jjj)

“Warrant Indenture” means the Common Share purchase warrant indenture between the Company and the Subscription Receipt Agent entered into concurrently with this Indenture and providing for the issue of the Warrants upon conversion of the Subscription Receipts and governing the terms and conditions of the Warrants;

(kkk)

“Warrants” means the Common Share purchase warrants comprising a portion of the Units issuable upon conversion of the Subscription Receipts which Warrants will be issued pursuant to and governed by the terms of the Warrant Indenture, each whole Warrant entitling the holder thereof to acquire one additional Common Share at a price of $8.00 per Common Share pursuant to the terms of the Warrant Indenture;

(lll)

“Written Order of the Corporation”, “Written Request of the Corporation”, “Written Direction of the Corporation” and “Certificate of the Corporation” mean a written order, request, consent, direction and certificate, respectively, signed in the name of the Corporation by any director or officer of the Corporation or by any other individual to whom such signing authority is delegated by the directors from time to time, and may consist of one or more instruments so executed respectively.

Section 1.02 Interpretation

(a)	Words Importing the Singular: Words importing the singular include the plural and vice versa and words importing a particular gender or neuter include both genders and neuter.

(b)

Interpretation Not Affected by Headings, Etc: The division of this Indenture into articles, sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

(c)

Day Not a Business Day. If the day on or before which any action which would otherwise be required to be taken hereunder is not a Business Day in the place where the action is required to be taken, that action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

8.

(d)	Time of the Essence. Time will be of the essence in all respects in this Indenture and the Subscription Receipt Certificates.

(e)	Currency. Except as otherwise stated, all dollar amounts herein and in the Subscription Receipt Certificates are expressed in Canadian dollars.

Section 1.03 Applicable Law

This Indenture and the Subscription Receipt Certificates will be construed and enforced in accordance with the laws prevailing in the Province of British Columbia and the federal laws of Canada applicable therein and will be treated in all respects as British Columbia contracts.

ARTICLE TWO
THE SUBSCRIPTION RECEIPTS

Section 2.01 Creation and Issue of Subscription Receipts

(a)

Creation of Subscription Receipts: Up to 57,500,000 Subscription Receipts (which includes the maximum number of Subscription Receipts, if any, that may be issued upon the exercise of the Over-Allotment Option) entitling the holders thereof to be issued an aggregate of up to 57,500,000 Units on the terms and subject to the conditions herein provided, are hereby created and authorized for issue at a price of $6.00 for each Subscription Receipt. Fractional Subscription Receipts shall not be issued or otherwise provided for.

(b)

Issuance of Subscription Receipts: One Subscription Receipt shall be automatically issued, without any further act or formality, at the Closing Time on the Closing Date, or Over-Allotment Closing Date (only in the event that additional Subscription Receipts are purchased pursuant to exercise of the Over-Allotment Option), as the case may be, for each $6.00 of Proceeds which are deposited with the Subscription Receipt Agent in accordance with section 6.01 and such Subscription Receipts shall be fully paid and non- assessable securities of the Corporation.

(c)

Certification of Subscription Receipts: Upon the issue of the Subscription Receipts in accordance with subsection 2.01(b), Subscription Receipt Certificates shall be executed by the Corporation and delivered to the Subscription Receipt Agent, certified by the Subscription Receipt Agent upon the Written Order of the Corporation and delivered by the Subscription Receipt Agent to the Corporation or to the order of the Corporation pursuant to a Written Direction of the Corporation, without any further act of or formality on the part of the Corporation and without the Subscription Receipt Agent receiving any consideration therefor.

Section 2.02 Terms of Subscription Receipts

(a)

Conversion Terms: Each Subscription Receipt issued hereunder will entitle the holder thereof, upon the conversion thereof in accordance with the provisions of article four hereof, and without payment of any additional consideration, to be issued one (1) Unit.

(b)

Purchase by Corporation: The Corporation may from time to time purchase Subscription Receipts in the open market, by private agreement or otherwise, any such purchase may be made in such manner, from such persons, at such prices and on such terms as the Corporation in the sole discretion thereof may determine. Subscription Receipt Certificates representing Subscription Receipts purchased by the Corporation pursuant to this subsection 2.02(a) shall be surrendered to the Subscription Receipt Agent for cancellation and shall be accompanied by a Written Direction of the Corporation to cancel the Subscription Receipts represented thereby.

9.

(c)

Cancellation: In the event that either (i) a Termination Notice is delivered prior to the Termination Time, or (ii) the Escrow Release Notice is not delivered to the Subscription Receipt Agent prior to the Termination Time, all of the Subscription Receipts shall, without any action on the part of the holders thereof (including the surrender of Subscription Receipt Certificates), be cancelled by the Subscription Receipt Agent and holders of Subscription Receipt Certificates shall thereafter have no rights thereunder except to receive, and the Subscription Receipt Agent shall pay to such holders from the Proceeds and interest thereon, an amount equal to $6.00 per Subscription Receipt, together with any interest accrued thereon (less any withholding tax required to be withheld in respect thereof). The amount of $6.00 per Subscription Receipt, together with any interest accrued thereon (less any withholding tax required to be withheld in respect thereof), shall be returned to each holder of a Subscription Receipt by the Subscription Receipt Agent in accordance subsection 6.03(b) hereof. The Corporation shall be liable for any shortfall between the amounts owing to Subscription Receiptholders under this subsection 2.02(c) and the amount of Escrowed Funds paid to the Subscription Receiptholders.

Section 2.03 Form of Subscription Receipt Certificates

(a)

Form: The Subscription Receipt Certificates (including the certificate of the Subscription Receipt Agent endorsed thereon) will be substantially in the form of the certificate attached hereto as Schedule A, will be dated as of the date hereof (regardless of the actual dates of their issue), will bear such distinguishing letters and numbers as the Corporation, with the approval of the Subscription Receipt Agent, may prescribe and such legends as the Corporation may prescribe and will be issuable in any whole number denomination.

(b)

Production: The Subscription Receipt Certificates may be engraved, lithographed or printed (the expression “printed” including for purposes hereof both original typewritten material as well as mimeographed, mechanically, photographically, photostatically or electronically reproduced, typewritten or other written material), or partly in one form and partly in another, as the Corporation may determine.

(c)

Persons in the United States or U.S. Persons: Certificates representing Subscription Receipts originally issued to a U.S. Person, a person in the United States or to a person purchasing for the account or benefit of a person in the United States or a U.S. Person, as well as all certificates issued in exchange for or in substitution of such certificates representing Subscription Receipts, shall bear the following legends:

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES DELIVERABLE IN EXCHANGE THEREFOR HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) WITHIN THE UNITED STATES, IN COMPLIANCE WITH (i) THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (ii) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(i) OR (c)(ii) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

10.

Section 2.04 Signing of Subscription Receipt Certificates

(a)

Signing Officers: The Subscription Receipt Certificates shall be signed by any one officer or any one director of the Corporation or by any other individual to whom such signing authority is delegated by the directors of the Corporation from time to time.

(b)

Signatures: The signature of any officer or director of the Corporation or any individual referred to in subsection 2.04(a) hereof may be a manual signature, engraved, lithographed or printed in facsimile and Subscription Receipt Certificates bearing such facsimile signature will, subject to section 2.05 hereof, be binding on the Corporation as if they had been manually signed by such officer or director of the Corporation or individual.

(c)

No Longer Officer: Notwithstanding that any individual whose manual or facsimile signature appears on a Subscription Receipt Certificate as one of the officers or directors of the Corporation referred to in subsection 2.04(a) hereof no longer holds the same or any other office with, or is no longer a director of, the Corporation at the date of issue of any Subscription Receipt Certificate or at the date of certification or delivery thereof, such Subscription Receipt Certificate will, subject to section 2.05 hereof, be valid and binding on the Corporation.

Section 2.05 Certification by Subscription Receipt Agent

(a)

Certification: No Subscription Receipt Certificate will be issued or, if issued, will be valid or entitle the holder to the benefits hereof until it has been certified by manual signature by or on behalf of the Subscription Receipt Agent substantially in the form of the certificate attached hereto as Schedule A or in such other form as may be approved by the Subscription Receipt Agent. The certification by the Subscription Receipt Agent on a Subscription Receipt Certificate will be conclusive evidence as against the Corporation that such Subscription Receipt Certificate has been issued hereunder and that the holder thereof is entitled to the benefits hereof.

(b)

Certification No Representation: The certification by the Subscription Receipt Agent on any Subscription Receipt Certificate issued hereunder will not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Indenture or such Subscription Receipt Certificate (except the due certification thereof) or as to the performance by the Corporation of the obligations thereof under this Indenture and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of any Subscription Receipt Certificate or of the consideration therefor, except as otherwise specified herein.

11.

Section 2.06 Subscription Receipts to Rank Pari Passu

All Subscription Receipts will rank pari passu, whatever may be the actual dates of issue of the Subscription Receipt Certificates by which they are represented.

Section 2.07 Issue in Substitution for Lost Certificates, Etc.

(a)

Substitution: If any Subscription Receipt Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law and to subsection 2.07(b) hereof, will issue, and thereupon the Subscription Receipt Agent will certify and deliver, a new Subscription Receipt Certificate of like tenor and bearing the same legends as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of such mutilated certificate or in lieu of and in substitution for such lost, destroyed or stolen certificate.

(b)

Cost of Substitution: The applicant for the issue of a new Subscription Receipt Certificate pursuant to this section 2.07 shall bear the reasonable cost of the issue thereof and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof:

(i)

furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate to be replaced as is satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably;

(ii)	if so requested, furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably; and

(iii)	pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.

Section 2.08 Subscription Receiptholder not a Shareholder

Nothing in this Indenture or in the holding of a Subscription Receipt represented by a Subscription Receipt Certificate, or otherwise, shall be construed as conferring on any Subscription Receiptholder any right or interest whatsoever as a shareholder of the Corporation, including but not limited to any right to vote at, to receive notice of, or to attend, any meeting of shareholders or any other proceeding of the Corporation or any right to receive any dividend or other distribution.

Section 2.09 Right of Rescission

(a)

Misrepresentation: If the Prospectus, together with any amendment thereto, contains a misrepresentation (as such term is defined in the Securities Act (British Columbia)) and it was a misrepresentation on the date hereof, purchasers of Subscription Receipts to whom the Prospectus was sent or delivered and who were the original purchasers of the Subscription Receipts (the “Original Purchasers”) shall have a right of action against the Corporation for rescission exercisable on notice given to the Corporation not more than 180 days subsequent to the date hereof. The right of action for rescission is only available to an Original Purchaser either while he or she is a holder of the Subscription Receipts purchased or while he or she is a holder of the Unit Shares or Warrants issued upon surrender of such Subscription Receipts.

12.

(b)

Prior Knowledge of Misrepresentation: In no event shall the Corporation be liable under Section 2.09(a) if the Original Purchaser purchased the Subscription Receipts with knowledge of the misrepresentation.

(c)

Failure to deliver Prospectus: If the Prospectus or any amendment thereto is not delivered to an Original Purchaser, that Original Purchaser shall have a right of action against the Corporation for rescission exercisable on notice given to the Corporation not more than 180 days subsequent to the date hereof. The right of action for rescission is only available to an Original Purchaser either while he or she is a holder of the Subscription Receipts purchased or while he or she is a holder of the Unit Shares or Warrants issued upon conversion of such Subscription Receipts.

Section 2.10 Global Subscription Receipts

(a)

Global Subscription Receipts: Until the termination of the Book Entry Only System, Subscription Receipt Certificates, other than those issued to a U.S. Person, a person in the United States or a person purchasing for the account or benefit of a person in the United States or a U.S. Person (who will receive individual certificates), will only be issued in the form of one or more global Subscription Receipt Certificates (the “Global Subscription Receipts”) which will be registered in the name of and deposited with CDS or its nominee.

(b)

Book Entry System: Until the termination of the Book Entry Only System, owners of the beneficial interests in the Subscription Receipts, other than those issued to a U.S. Person, a person in the United States or a person purchasing for the account or benefit of a person in the United States or a U.S. Person (who will receive individual certificates), shall not be entitled to have Subscription Receipts registered in their names, shall not receive or be entitled to receive Subscription Receipt Certificates in definitive form and shall not be considered owners or holders thereof under this Agreement or any supplemental agreement except in circumstances where CDS resigns or is removed from its responsibility and the Subscription Receipt Agent is unable or does not wish to locate a qualified successor. Beneficial interests in Subscription Receipts represented by the Global Subscription Receipts will be represented only through the Book Entry Only System. Transfers of Subscription Receipts between CDS participants shall occur in accordance with CDS’ rules and procedures. Neither the Corporation nor the Subscription Receipt Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS, or its nominee, on account of the beneficial interests in the Subscription Receipts. Nothing herein shall prevent the owners of beneficial interests in the Subscription Receipts from voting such Subscription Receipts using duly executed proxies in accordance with CDS’ rules and procedures.

(c)

Rights of Subscription Receiptholders: All references herein to actions by, notices given or payments made to Subscription Receiptholders shall, where Subscription Receipts are represented by the Global Subscription Receipts, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the CDS participants in accordance with CDS’ rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Subscription Receiptholders evidencing a number and/or a specified percentage of the aggregate Subscription Receipts outstanding, such direction or consent may be given by holders of Subscription Receipts acting through CDS and the CDS participants owning Subscription Receipts evidencing the requisite number and/or percentage of the Subscription Receipts. The rights of a Subscription Receiptholder whose Subscription Receipts are represented by the Global Subscription Receipts shall be exercised only through CDS and the CDS participants and shall be limited to those established by law and agreements between such holders and CDS and/or the CDS participants or upon instructions from the CDS participants. Each of the Subscription Receipt Agent and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Subscription Receiptholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

13.

(d)

Notices and Terminations: For so long as Subscription Receipts are represented by the Global Subscription Receipts, if any notice or other communication is required to be given to such Subscription Receiptholders, the Subscription Receipt Agent will give such notices and communications (i) to CDS and (ii) if required by National Instrument 54- 101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, to such proximate intermediaries who are required to be given such notices and communications and who will notify beneficial owners as required by such instrument.

(e)

Termination: If CDS notifies the Corporation or the Subscription Receipt Agent that it is unwilling or unable to continue as depository in connection with the Global Subscription Receipts, or if at any time CDS ceases to be a clearing agency or otherwise ceases to be eligible to be a depository, and the Subscription Receipt Agent is unable or does not wish to locate a qualified successor, the Corporation shall direct CDS to surrender the Global Subscription Receipts to the Subscription Receipt Agent with instructions for registration of Subscription Receipts in the names and in the amounts specified by CDS and the Corporation shall issue and the Subscription Receipt Agent shall certify and deliver the aggregate number of Subscription Receipts then outstanding in the form of definitive Subscription Receipt Certificates representing such Subscription Receipts

ARTICLE THREE
REGISTRATION, TRANSFER AND OWNERSHIP OF SUBSCRIPTION RECEIPTS
AND EXCHANGE OF SUBSCRIPTION RECEIPT CERTIFICATES

Section 3.01 Registration of Subscription Receipts

(a)	Register: The Corporation will cause to be kept by the Subscription Receipt Agent at the principal office in Vancouver, British Columbia of the Subscription Receipt Agent:

	(i)	a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Subscription Receipts and particulars of the Subscription Receipts held by them; and

	(ii)	a register of transfers in which all transfers of Subscription Receipts and the date and other particulars of each transfer shall be entered.

14.

(b)

Transfer: Subject to Section 3.01(h) the Subscription Receipts may only be transferred on the register of transfer referred to in Section 3.01(a) hereof and kept by the Subscription Receipt Agent, or at any branch register maintained pursuant to Section 3.01(g) hereof by the registered Subscription Receiptholder or the executors, administrators or other legal representatives thereof or the attorney thereof duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Subscription Receipt Agent, upon (i) in the case of certificated Subscription Receipts, surrender to the Subscription Receipt Agent of the Subscription Receipt Certificate representing the Subscription Receipts to be transferred together with a duly executed form of transfer (in the form attached to the Subscription Receipt Certificate), or (ii) in the case of uncertificated Subscription Receipts, in accordance with procedures prescribed by CDS under its book-based system, and in each case upon compliance with such other reasonable requirements as the Subscription Receipt Agent may prescribe, and such transfer will be duly noted on one of such registers of transfers by the Subscription Receipt Agent and the Corporation shall issue and thereupon the Subscription Receipt Agent shall certify and deliver a new Subscription Receipt Certificate of like tenor in the name of the designated transferee representing the Subscription Receipt transferred and the transferee of an uncertificated Subscription Receipt shall be recorded through the relevant CDS participant in accordance with the book-based system as the entitlement holder in respect of such Subscription Receipts.

(c)

Partial Transfer: If less than all the Subscription Receipts evidenced by the Subscription Receipt Certificate(s) so surrendered are transferred, the holder shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in its name, evidencing the number of Subscription Receipts not so transferred.

(d)

Refusal of Registration: The Corporation shall be entitled, and may direct the Subscription Receipt Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Subscription Receipt on the registers referred to in Section 3.01(a) hereof or on any branch register maintained pursuant to Section 3.01(g) hereof if such transfer would constitute a violation of the laws of any jurisdiction or the instruments, rules, regulations or policies of any regulatory authority (including the Stock Exchange) having jurisdiction.

(e)

No Notice of Trusts: Subject to applicable law, neither the Corporation nor the Subscription Receipt Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Subscription Receipt, and the Corporation or the Subscription Receipt Agent may transfer any Subscription Receipt on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(f)

Inspection: The registers referred to in subsection 3.01(a) hereof, and any branch register maintained pursuant to subsection 3.01(g) hereof, will at all reasonable times be open for inspection by the Corporation and any Subscription Receiptholder. The Subscription Receipt Agent will from time to time when requested to do so in writing by the Corporation or any Subscription Receiptholder (upon payment of the reasonable charges of the Subscription Receipt Agent) furnish the Corporation or such Subscription Receiptholder with a list of the names and addresses of holders of Subscription Receipts entered on such registers and showing the number of Subscription Receipts held by each such holder.

15.

(g)

Location of Registers: The Corporation may at any time and from time to time change the place at which the registers referred to in subsection 3.01(a) hereof are kept, cause branch registers of holders to be kept, in each case subject to the approval of the Subscription Receipt Agent, at other places and close such branch registers or change the place at which such branch registers are kept. Notice of all such changes or closures shall be given by the Corporation to the Subscription Receipt Agent and to the holders of Subscription Receipts in accordance with section 11.02 hereof.

(h)

Certain Transfers by Persons in the United States or U.S. Persons: Subscription Receipt Certificates surrendered pursuant to Section 3.01(b) hereof bearing the legend set forth in Section 2.03(c) may be transferred only (i) to the Corporation, (ii) outside the United States in accordance with Rule 904 of Regulation S; or (iii) inside the United States in accordance with Rule 144 under the U.S. Securities Act or another available exemption from the registration requirements of the U.S. Securities Act, if applicable, and in each case, in compliance with applicable state and local securities laws; provided, that, if the holder thereof is selling such Subscription Receipts represented thereby outside of the United States in accordance with Rule 904 of Regulation S at a time when the Corporation is a “foreign issuer” as defined in Rule 902 of Regulation S, the legend set forth in Section 2.03(c) hereof may be removed by providing a duly completed and signed declaration to the Subscription Receipt Agent as set forth in Schedule C hereto and, if required by the Subscription Receipt Agent or the Corporation, an opinion of counsel of recognized standing satisfactory to the Subscription Receipt Agent and the Corporation, acting reasonably, that such legend is no longer required under the applicable requirements of the U.S. Securities Act or U.S. state securities laws and, provided further, that, if the holder thereof is selling Subscription Receipts represented thereby in compliance with the requirements of Rule 144 under the U.S. Securities Act or another exemption from the registration requirements of the U.S. Securities Act, the legend set forth in Section 2.03(c) hereof may be removed by delivery to the Subscription Receipt Agent and the Corporation of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

Section 3.02 Exchange of Subscription Receipt Certificates

(a)

Exchange: One or more Subscription Receipt Certificates may at any time prior to the Escrow Release Time, on compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for one or more Subscription Receipt Certificates of different denominations representing in the aggregate the same number of Subscription Receipts as the Subscription Receipt Certificate or Subscription Receipt Certificates being exchanged.

(b)

Place of Exchange: Subscription Receipt Certificates may be exchanged only at the principal office in Vancouver, British Columbia of the Subscription Receipt Agent or at any other place designated by the Corporation with the approval of the Subscription Receipt Agent.

(c)	Cancellation: Any Subscription Receipt Certificate tendered for exchange pursuant to this section 3.02 shall be surrendered to the Subscription Receipt Agent and cancelled.

(d)

Execution: The Corporation will sign all Subscription Receipt Certificates in accordance with section 2.04 hereof necessary to carry out exchanges pursuant to this section 3.02 and such Subscription Receipt Certificates will be certified by the Subscription Receipt Agent.

16.

(e)

Subscription Receipt Certificates: Subscription Receipt Certificates exchanged for Subscription Receipt Certificates that bear any of the legends set forth in section 2.03 hereof shall bear the same legends.

Section 3.03 No Charges for Exchange

No charge will be levied on a presenter of a Subscription Receipt Certificate pursuant to this Indenture for the exchange of any Subscription Receipt Certificate.

Section 3.04 Ownership of Subscription Receipts

(a)

Owner: The Corporation and the Subscription Receipt Agent may deem and treat the person in whose name any Subscription Receipt is registered as the absolute owner of such Subscription Receipt for all purposes, and such person will for all purposes of this Indenture be and be deemed to be the absolute owner thereof, and the Corporation and the Subscription Receipt Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

(b)

Rights of Registered Holder: The registered holder of any Subscription Receipt will be entitled to the rights represented thereby free from all equities and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly, and the issue and delivery to any such registered holder of the Unit Shares and the Warrants issuable pursuant thereto (or the payment of amounts payable in respect thereof pursuant to subsection 2.02(c)) will be a good discharge to the Corporation and the Subscription Receipt Agent therefor and neither the Corporation nor the Subscription Receipt Agent will be bound to inquire into the title of any such registered holder.

ARTICLE FOUR
CONVERSION OF SUBSCRIPTION RECEIPTS

Section 4.01 Conversion by Subscription Receipt Agent

(a)

Conversion by Subscription Receipt Agent: Immediately prior to the completion of the Acquisition, and upon satisfaction of the Escrow Release Conditions and the receipt by the Subscription Receipt Agent of the Escrow Release Notice pursuant to subsection 4.01(b) hereof prior to the Termination Time, all Subscription Receipts will be automatically converted by the Subscription Receipt Agent at the Escrow Release Time for and on behalf of the holder thereof and the holder thereof shall, without any action on the part of the holder thereof (including the surrender of any Subscription Receipt Certificate), be deemed to have subscribed for the Unit Shares and the Warrants issuable upon the conversion of the Subscription Receipts.

(b)

Delivery of Escrow Release Notice: In the event that the Escrow Release Conditions are satisfied prior to the Termination Time, the Corporation and the Lead Underwriter will deliver a Escrow Release Notice duly executed by the Corporation and the Lead Underwriter to the Subscription Receipt Agent immediately prior to the closing of the Acquisition.

17.

(c)

Release of Escrow Funds: Upon receipt of the Escrow Release Notice from the Corporation and the Lead Underwriter in accordance with subsection 4.01(b) hereof and conversion of the Subscription Receipts in accordance with subsection 4.01(a) hereof, the Subscription Receipt Agent will release the Proceeds in accordance with subsection 6.03(a) hereof.

(d)

Rights on Conversion: The holder of any Subscription Receipt converted pursuant to subsection 4.01(a) hereof shall have no rights thereunder except to receive the certificates representing the Unit Shares and the Warrants issued upon the conversion thereof to such holder.

(e)

Direction of Subscription Receipt Agent: The holders of Subscription Receipts hereby irrevocably authorize and direct the Subscription Receipt Agent to convert the Subscription Receipts into the Unit Shares and the Warrants pursuant to subsection 4.01(a) hereof upon receipt of the Escrow Release Notice from the Corporation and the Lead Underwriter in accordance with subsection 4.01(b) hereof.

Section 4.02 Effect of Conversion

(a)

Effect of Conversion: Upon the conversion of any Subscription Receipts in accordance with section 4.01(a) hereof, the Unit Shares and the Warrants thereby issuable will be deemed to have been issued, and the person or persons to whom such Unit Shares and Warrants are to be issued will be deemed to have become the holder or holders of record thereof, on the Conversion Date, unless the transfer registers for the Unit Shares and the Warrants are closed on that date, in which case such Unit Shares and Warrants will be deemed to have been issued and such person or persons will be deemed to have become the holder or holders of record thereof on the date on which such transfer registers are reopened, but such Unit Shares and Warrants will be issued on the basis of the number of Unit Shares and Warrants to which such person or persons were entitled on the Conversion Date. In the case of Subscription Receiptholders who will receive certificated Warrants pursuant to the terms of the Warrant Indenture, the certificates representing the Unit Shares and the Warrants which are issued to such holders of Subscription Receipts upon the conversion of Subscription Receipts by the Subscription Receipt Agent pursuant to subsection 4.01(a) hereof shall be issued in the name of such holder.

(b)

Mailing of Certificates: Within three Business Days after the Conversion Date, the Subscription Receipt Agent shall mail certificates representing the Unit Shares to the person or persons in whose name or names the Unit Shares and the Warrants thereby issued have been issued, at the respective addresses thereof.

Section 4.03 No Fractional Unit Shares or Warrants

The Corporation will not under any circumstance, be obligated after the aggregation of the number of Unit Shares and Warrants to be issued to each holder of Subscription Receipts to issue any fraction of a Unit Share or Warrant on the conversion of Subscription Receipts, and any such fraction shall be rounded down to the next whole number of Unit Shares or Warrants, as the case may be. A holder of Subscription Receipts shall not be entitled to receive a cash payment or any other compensation in respect of any such fraction of a Unit Share or Warrant.

18.

Section 4.04 Recording

The Subscription Receipt Agent will record the particulars of each Subscription Receipt converted, which particulars will include the name and address of each person to whom Unit Shares and the Warrants are thereby issued, the number of Unit Shares and Warrants so issued and the Conversion Date in respect thereof. Within five Business Days after the Conversion Date the Subscription Receipt Agent will provide such particulars in writing to the Corporation.

Section 4.05 Securities Restrictions

(a)

General: No Unit Shares or Warrants will be issued pursuant to the conversion of any Subscription Receipt if the issue of such Unit Shares or Warrants would constitute a violation of the securities laws of any jurisdiction and, without limiting the generality of the foregoing, the certificates representing the Unit Shares and Warrants thereby issued will bear such legend or legends as may, in the opinion of counsel to the Corporation, be necessary or advisable in order to avoid a violation of any securities laws of any jurisdiction or to comply with the requirements of any stock exchange on which the Unit Shares or Warrants are then listed, provided that if, at any time, in the opinion of counsel to the Corporation, such legend or legends are no longer necessary or advisable in order to avoid a violation of any such laws or requirements, or the holder of any such legended certificate, at the expense thereof, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such Unit Shares or Warrants in a transaction in which such legend or legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legend or legends.

(b)

U.S. Legends: If the Subscription Receipt Certificate representing the Subscription Receipts converted in accordance with this article four bears the legends set forth in subsection 2.03(c) hereof, then any certificate representing Unit Shares issued upon the conversion thereof shall bear, in addition to any legends required by subsection 4.05(a) hereof, the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) WITHIN THE UNITED STATES, IN COMPLIANCE WITH (i) THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (ii) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(i) OR (c)(ii) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

19.

provided, that if, at the time the Company is a “foreign issuer” (as defined in Regulation S), the Subscription Receipts or the Unit Shares are being sold in compliance with the requirements of Rule 904 of Regulation S and in compliance with local laws and regulations, the legend may be removed by providing a declaration to the Company and, in the case of the Subscription Receipts, to the Escrow Agent, and in the case of the Unit Shares, to the transfer agent for the Common Shares, in the form attached as Schedule C hereto (or as the Company may prescribe from time to time).

(c)

If the Subscription Receipt Certificate representing the Subscription Receipts converted in accordance with this article four bears the legends set forth in subsection 2.03(c) hereof, then any certificate representing Warrants issued upon the conversion thereof shall bear the U.S. legends required by the Warrant Indenture.

ARTICLE FIVE
COVENANTS

Section 5.01 General Covenants

The Corporation covenants with the Subscription Receipt Agent that so long as any Subscription Receipts remain outstanding:

(a)

Maintenance: The Corporation will use its commercially reasonable efforts to at all times maintain its corporate existence, carry on and conduct its business, and that of its material subsidiaries, in a proper, efficient and business-like manner and keep or cause to be kept proper books of account in accordance with generally accepted accounting principles.

(b)

Listing: The Corporation confirms that application has been made for the Subscription Receipts, the Unit Shares and the Warrants to be listed for trading on the Stock Exchange and that the conditional approval of such stock exchange for the listing of the Subscription Receipts, the Unit Shares and the Warrants has been obtained. The Corporation shall use its reasonable efforts to satisfy all of the conditions of such conditional approval as may be required for the purpose of securing such listing.

(c)

Reservation of Common Shares: The Corporation will reserve and conditionally allot for the purpose and keep available sufficient unissued Common Shares to enable it to satisfy its obligations on the conversion of the Subscription Receipts.

(d)

Issue of Common Shares and Warrants: The Corporation will cause the Unit Shares and Warrants to be issued pursuant to the conversion of the Subscription Receipts and the certificates representing such Unit Shares and Warrants to be issued and delivered in accordance with the provisions of this Indenture and the Warrant Indenture (with respect to the Warrants) and the terms hereof and thereof and all Unit Shares and Warrants that are issued on the conversion of the Subscription Receipts will be fully paid and non- assessable securities.

(e)

Open Registers: The Corporation will cause the Subscription Receipt Agent to keep open the registers of holders referred to in section 3.01 hereof as required by such section and will not take any action or omit to take any action which would have the effect of preventing the Subscription Receiptholders from receiving any of the Unit Shares and the Warrants issued upon conversion.

20.

(f)

Filings: The Corporation will make all requisite filings, including filings with appropriate securities commissions and stock exchanges, in connection with the conversion of the Subscription Receipts and the issue of the Unit Shares and the Warrants connection therewith.

(g)

Reporting Issuer: The Corporation will make all requisite filings, including filings under Applicable Securities Laws (as defined in the Underwriting Agreement) to remain a reporting issuer in each of the province and territories of Canada in which it is currently a reporting issuer, or the equivalent thereof.

(h)

Termination Notice: If the Corporation determines that the Acquisition will not be proceeding, it shall forthwith provide the Termination Notice to the Subscription Receipt Agent and cause a copy thereof to be sent to each holder of Subscription Receipts and the Lead Underwriter.

(i)

Notice of Termination: In the event that (i) the Corporation delivers the Termination Notice, or (ii) if the Escrow Release Notice shall not have been provided in accordance with the provisions hereof on or prior to the date of the Escrow Release Deadline, the Corporation shall send or cause to be sent to each holder of Subscription Receipts written notice advising of that fact and each holder of Subscription Receipts will be deemed to have sold all Subscription Receipts to the Corporation and the Corporation will be deemed to have purchased all Subscription Receipts at a price equal to the original subscription price therefor plus the holder's pro rata share of interest, if any, on such amount (less any applicable withholding tax thereon) and such notice shall be sent within three Business Days after the Termination Date.

(j)

Record Dates: The Corporation shall provide at least 14 days' written notice to each holder of Subscription Receipts of any record date to be set or declared by the Corporation with respect to any meeting or written resolution of holders of Common Shares.

(k)

General Performance: Generally, the Corporation will well and truly perform and carry out all acts and things to be done by it as provided in this Indenture or in order to consummate the transactions contemplated hereby.

(l)

SEC Matters: The Corporation confirms that as at the date of execution of this Indenture it does not have a class of securities registered pursuant to Section 12 of the Exchange Act or have a reporting obligation pursuant to Section 15(d) of the Exchange Act. The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the Exchange Act or the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Corporation in accordance with the Exchange Act, the Corporation shall promptly deliver to the Subscription Receipt Agent an officers’ certificate (in a form provided by the Subscription Receipt Agent) notifying the Subscription Receipt Agent of such registration or termination and such other information as the Subscription Receipt Agent may require at the time. The Corporation acknowledges that the Subscription Receipt Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

21.

Any notices or deliveries required to be provided to holders of Subscription Receipts hereunder shall be sent by prepaid mail or delivery to each holder of Subscription Receipts at the address of such holder appearing on the register of Subscription Receipts maintained hereunder.

In addition, the Corporation covenants with the Subscription Receipt Agent and the Lead Underwriter that, from the date hereof to the earlier of the Escrow Release Date or the Termination Date, it will not do, other than as contemplated by the Acquisition or Consolidation, any of the following:

(i)

Share Capital Reorganization: (A) subdivide or redivide the outstanding Common Shares into a greater number of Common Shares; (B) consolidate, reduce or combine the outstanding Common Shares into a lesser number of Common Shares; or (C) reclassify the outstanding Common Shares, change the Common Shares into other shares or otherwise reorganize the shares of the Corporation;

(ii)

Distribution: issue or distribute to all or substantially of the holders of Common Shares (A) shares of any class, rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares; (B) evidence of the Corporation’s indebtedness; or (C) any property or other assets;

(iii)

Reorganization: undertake (A) any reorganization of the Corporation or any consolidation, amalgamation, arrangement, merger or other form of business combination of the Corporation with or into any other Person or other entity other than a direct or indirect wholly-owned subsidiary of the Corporation; or (B) any sale, lease, exchange or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to any other Person or entity other than a direct or indirect wholly-owned subsidiary of the Corporation or a liquidation, dissolution or winding-up of the Corporation. Nothing shall prevent the Corporation from undertaking any intra-group reorganization of its corporate structure, business, operations or assets which may include, without limitation, the transfer of assets to, and the assumption of liabilities by, a Subsidiary of the Corporation or a partnership of which the Corporation holds the majority of partnership interests, corporate continuance of any Subsidiary of the Corporation, corporate amalgamations of the Corporation and any of the Subsidiary of the Corporation, dissolution of a Subsidiary of the Corporation or a partnership of which the Corporation holds the majority of partnership interests, redemption of shares by a Subsidiary of the Corporation, capitalization of a Subsidiary of the Corporation either by way of a loan or equity, and such other intra-group transactions as the Corporation or any Subsidiary of a Corporation may consider to be necessary or in its best interests.

Section 5.02 Remuneration and Expenses of Subscription Receipt Agent

The Corporation will pay to the Subscription Receipt Agent from time to time reasonable remuneration for the services thereof hereunder and will, on the request of the Subscription Receipt Agent, pay to or reimburse the Subscription Receipt Agent for all reasonable expenses, disbursements and advances made or incurred by the Subscription Receipt Agent in the administration or execution of the duties and obligations hereof (including reasonable compensation and disbursements of its counsel and other advisers and assistants not regularly in the employment thereof), both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder have been finally and fully performed, except any such expense, disbursement or advance that arises out of or results from gross negligence, wilful misconduct or bad faith of the Subscription Receipt Agent. In no event shall any amount payable to the Subscription Receipt Agent hereunder be paid out of the Proceeds or accrued interest thereon unless the Proceeds and accrued interest are, at the time of payment, payable to the Corporation.

22.

Section 5.03 Notice of Issue

The Corporation will give written notice of and make all requisite filings respecting the issue of securities pursuant to the conversion of the Subscription Receipts, in such detail as may be required, to each securities commission, stock exchange, or similar regulatory authority in each jurisdiction in Canada in which there is legislation or regulations requiring the giving of any such notice in order that such issue of securities and the subsequent disposition of the securities so issued will not be subject to the prospectus requirements, if any, of such legislation or regulations.

Section 5.04 Performance of Covenants by Subscription Receipt Agent

If the Corporation fails to perform any of the obligations thereof under this Indenture, the Subscription Receipt Agent may notify the Subscription Receiptholders of such failure or may itself perform any of such obligations capable of being performed by the Subscription Receipt Agent, and the Subscription Receipt Agent will notify the Subscription Receiptholders that it is so doing. All amounts expended or advanced by the Subscription Receipt Agent in so doing will be repayable as provided in section 5.02 hereof. No such performance, expenditure or advance by the Subscription Receipt Agent will relieve the Corporation of any default or of its continuing obligations hereunder.

ARTICLE
SIX DEPOSIT OF PROCEEDS AND
CANCELLATION OF SUBSCRIPTION RECEIPTS

Section 6.01 Deposit of Proceeds in Trust

The Proceeds shall be deposited with the Subscription Receipt Agent by way of wire transfer and retained by the Subscription Receipt Agent in a segregated account in accordance with the provisions of this article six. The Corporation acknowledges and agrees that it is a condition of the payment by the holders of Subscription Receipts of the issue price therefor that the Proceeds are held by the Subscription Receipt Agent in accordance with the provisions of this article six. The Corporation further acknowledges and confirms that it has no interest in the Proceeds or in the interest accrued thereon unless and until the Escrow Release Notice is delivered to the Subscription Receipt Agent. The Subscription Receipt Agent shall retain the Proceeds and the interest accrued thereon for the benefit of the holders of Subscription Receipts and, upon the delivery of the Escrow Release Notice to the Subscription Receipt Agent, retroactively for the benefit of the Corporation and the Underwriters, in accordance with the provisions of this article six.

Section 6.02 Investment of Proceeds

Any securities, documents of title or other instruments that may at any time be held by the Subscription Receipt Agent subject to the trusts hereof may be placed in the deposit vaults of the Subscription Receipt Agent or of any of the Canadian Imperial Bank of Commerce, BMO Bank of Montreal, Bank of Nova Scotia, The Toronto-Dominion Bank, RBC Royal Bank and HSBC Bank Canada or deposited for safekeeping with any of those Canadian chartered banks. Unless herein otherwise expressly provided, any money held by the Subscription Receipt Agent under any provision of this Indenture shall be held (i) in a segregated trust account earning the Subscription Receipt Agent’s prevailing interest rate on similar deposits prescribed by the Subscription Receipt Agent, which interest or other income shall belong to the Corporation, subject to the provisions of this article six, or (ii) at the direction of the Corporation, be invested in securities issued or guaranteed by the Government of Canada, with interest thereon accruing and belonging to the Corporation, subject to the provisions of this article six.

23.

The Subscription Receipt Agent shall be entitled to retain for its own benefit, as partial compensation for its services hereunder, any amount of the interest earned on the Proceeds that is not payable pursuant to this Section.

All amounts held by the Subscription Receipt Agent pursuant to this Indenture shall be held by the Subscription Receipt Agent for the benefit of the Subscription Receiptholders and the delivery of the Proceeds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship between the Subscription Receipt Agent and the Subscription Receiptholders. The amounts held by the Subscription Receipt Agent pursuant to this Indenture are the sole risk of the Subscription Receiptholders.

Section 6.03 Release of Proceeds

The Subscription Receipt Agent shall release the Proceeds and any interest accrued thereon by certified cheque, bank draft or wire transfer, as follows in the following circumstances:

(a)

in the event that the Escrow Release Notice is delivered to the Subscription Receipt Agent prior to the Termination Time, then the Proceeds will be released as follows immediately after the Escrow Release Time:

	(i)	an amount equal to the Underwriters’ Fee and expenses (plus accrued interest thereon) shall be released by the Subscription Receipt Agent to the Lead Underwriter,

	(ii)	an amount payable to the Subscription Receipt Agent equal to its reasonable fees for services rendered and disbursements incurred, and

	(iii)	all of the remaining Proceeds together with the remaining interest accrued on the Proceeds shall be released by the Subscription Receipt Agent to or at the direction of the Corporation;

all as provided for in the Escrow Release Notice; and

(b)

in the event that a Termination Notice is delivered to the Subscription Receipt Agent or in the event that the Escrow Release Notice has not been received by the Subscription Receipt Agent prior to the Termination Time, the Subscription Receipt Agent shall pay the amount of $6.00 per Subscription Receipt, together with any interest earned thereon less any withholding tax required to be withheld in respect thereof, to holders of Subscription Receipts using the Proceeds and any interest thereon and the Subscription Receipt Agent shall, within three Business Days of the Termination Date, mail or deliver, or cause to be mailed or delivered, to the Subscription Receiptholders a cheque in the amount payable at the address on the register of holders of Subscription Receipts provided herein.

24.

Section 6.04 Proceeds Held in Trust

In addition to the other rights granted to holders of Subscription Receipts in this Indenture, until the earlier of the Termination Date and the first Business Day following the Escrow Release Date each holder of Subscription Receipts has a claim against the Proceeds held by the Subscription Receipt Agent in the amount equal to $6.00 for each Subscription Receipt held by such holder, which claim shall subsist until such time as the Unit Shares and Warrants issuable upon the conversion of such Subscription Receipt are issued or such amount is paid in full. In the event that, prior to the earlier of the Termination and the first Business Day following the Escrow Release Date, the Corporation (i) makes a general assignment for the benefit of creditors or any proceeding is instituted by the Corporation seeking relief on behalf thereof as a debtor, or to adjudicate the Corporation a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of the Corporation or the debts of the Corporation under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, receiver and manager, trustee, custodian or similar official for the Corporation or any substantial part of the property and assets the Corporation or the Corporation takes any corporate action to authorize any of the actions set forth above, or (ii) the Corporation shall be declared bankrupt, or a receiver, receiver and manager, trustee, custodian or similar official is appointed for the Corporation or any substantial part of its property and assets the Corporation or an encumbrancer shall legally take possession of any substantial part of the property or assets of the Corporation or a distress or execution or any similar process is levied or enforced against such property and assets and remains unsatisfied for such period as would permit such property or such part thereof to be sold thereunder, the right of each holder of Subscription Receipts to be issued Unit Shares and Warrants upon the conversion of the Subscription Receipts of such holder will terminate and such holder will be entitled to assert a claim against the Proceeds by the Subscription Receipt Agent in an amount equal to $6.00 for each Subscription Receipt held by such holder plus interest earned thereon less any withholding tax required to be withheld in respect thereof.

Section 6.05 Role as Subscription Receipt Agent

The Subscription Receipt Agent accepts its duties and responsibilities under this Indenture solely as a custodian, bailee and agent, and no trust is intended to be, or is or will be, created hereby and the Subscription Receipt Agent shall owe no duty hereunder as a trustee.

Section 6.06 Representation Regarding Third Party Interests

Each Party to this Indenture (in this Section 6.06 referred to as a “Representing Party”) hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent in connection with this Indenture, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Subscription Receipt Agent a declaration of third party interest in the Subscription Receipt Agent’s prescribed form in accordance with Section 9 of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and Regulations thereto, or in such other form as may be satisfactory to it, as to the particulars of such third party.

25.

ARTICLE SEVEN
ENFORCEMENT

Section 7.01 Suits by Subscription Receiptholders

All or any of the rights conferred on the holder of any Subscription Receipt by the terms of the Subscription Receipt Certificate representing such Subscription Receipt or of this Indenture may be enforced by such holder by appropriate legal proceedings but without prejudice to the right which is hereby conferred on the Subscription Receipt Agent to proceed in the name thereof or on behalf of the holders of Subscription Receipts to enforce each and every provision herein contained for the benefit of the Subscription Receiptholders.

Section 7.02 Limitation of Liability

The obligations hereunder are not personally binding on, nor will resort hereunder be had to the private property of, any past, present or future director, shareholder, officer, employee or agent of the Corporation, but only the property of the Corporation shall be bound in respect hereof.

ARTICLE EIGHT |
MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS

Section 8.01 Right to Convene Meetings

(a)

Convening of Meeting: The Subscription Receipt Agent may at any time and from time to time convene a meeting of the Subscription Receiptholders, and will do so on receipt of a Written Request of the Corporation or a Subscription Receiptholders' Request and on being funded and indemnified to its reasonable satisfaction by the Corporation or by one or more of the Subscription Receiptholders signing such Subscription Receiptholders' Request against the costs which it may incur in connection with calling and holding such meeting.

(b)

Failure to Convene: If the Subscription Receipt Agent fails, within five Business Days after receipt of such written request of the Corporation or Subscription Receiptholders' Request, funding and indemnification, to give notice convening a meeting, the Corporation or any of such Subscription Receiptholders, as the case may be, may convene such meeting.

(c)	Place of Meeting: Every such meeting will be held in Vancouver, British Columbia, or such other place as is approved or determined by the Subscription Receipt Agent and the Corporation.

Section 8.02 Notice

(a)

Notice: At least 21 Business Days' notice of any meeting must be given to the Subscription Receiptholders, to the Subscription Receipt Agent (unless the meeting has been called by it) and to the Corporation (unless the meeting has been called by it).

(b)

Contents: The notice of the meeting must state the time when and the place where the meeting is to be held and must state briefly the general nature of the business to be transacted thereat, but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this article.

26.

Section 8.03 Chairman

Some person (who need not be a Subscription Receiptholder) designated in writing by the Subscription Receipt Agent will be chairman of the meeting or, if no person is so designated or the person so designated is not present within 15 minutes after the time fixed for the holding of the meeting, the Subscription Receiptholders present in person or by proxy may choose some person present to be chairman.

Section 8.04 Quorum

(a)

Quorum: Subject to the provisions of section 8.12 hereof, at any meeting of Subscription Receiptholders, a quorum will consist of Subscription Receiptholders present in person or by proxy at the commencement of the meeting holding in the aggregate not less than 25% of the total number of Subscription Receipts then outstanding.

(b)

No Quorum: If a quorum of Subscription Receiptholders is not present within 30 minutes after the time fixed for holding a meeting, the meeting, if summoned by Subscription Receiptholders or on a Subscription Receiptholders' Request, will be dissolved, but, subject to section 8.12 hereof, in any other case will be adjourned to the following Business Day at the same time and place and no notice of the adjournment need be given.

(c)

Adjourned Meeting: At the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened notwithstanding the number of Subscription Receipts that they hold.

Section 8.05 Power to Adjourn

The chairman of a meeting at which a quorum of the Subscription Receiptholders is present may, with the consent of the meeting, adjourn the meeting, and no notice of such adjournment need be given except as the meeting prescribes.

Section 8.06 Show of Hands

Every question submitted to a meeting, other than an Extraordinary Resolution, will be decided in the first place by a majority of the votes given on a show of hands and, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

Section 8.07 Poll

(a)

Extraordinary Resolution: On every Extraordinary Resolution, and on every other question submitted to a meeting on which a poll is directed by the chairman or requested by one or more Subscription Receiptholders acting in person or by proxy and holding in the aggregate not less than 10% of the total number of Subscription Receipts then outstanding, a poll will be taken in such manner as the chairman directs.

(b)	Other: Questions other than those required to be determined by Extraordinary Resolution will be decided by a majority of the votes cast on the poll.

27.

Section 8.08 Voting

On a show of hands each person present and entitled to vote, whether as a Subscription Receiptholder or as proxy for one or more absent Subscription Receiptholders, or both, will have one vote, and on a poll each Subscription Receiptholder present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Subscription Receipt held by such holder. A proxy need not be a Subscription Receiptholder.

Section 8.09 Regulations

(a)	Ability to Make: The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make or vary such regulations as it thinks fit:

	(i)	for the form of instrument appointing a proxy, the manner in which it must be executed, and verification of the authority of a person who executes it on behalf of a Subscription Receiptholder;

	(ii)	governing the places at which and the times by which voting certificates or instruments appointing proxies must be deposited;

	(iii)	generally for the calling of meetings of Subscription Receiptholders and the conduct of business thereof; and

(iv)

for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be sent by mail, cable, telex or other means of prepaid, transmitted, recorded communication before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the meeting is to be held and for voting pursuant to instruments appointing proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted.

(b)

Recognition: Except as such regulations provide, the only persons who will be recognized at a meeting as the holders of any Subscription Receipts, or as entitled to vote or, subject to section 8.10 hereof, to be present at the meeting in respect thereof, will be the registered holders of such Subscription Receipts or persons holding proxies on their behalf.

Section 8.10 The Corporation and Subscription Receipt Agent may be Represented

The Corporation and the Subscription Receipt Agent by their respective employees, officers or directors, and the counsel of the Corporation and the Subscription Receipt Agent, may attend any meeting of Subscription Receiptholders, but will have no vote as such.

28.

Section 8.11 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred on them by the other provisions of this Indenture or by law, the Subscription Receiptholders at a meeting will have the power, exercisable from time to time by Extraordinary Resolution:

(a)

to assent to or sanction any amendment, modification, abrogation, alteration, compromise or arrangement of any right of the Subscription Receiptholders or, with the reasonable consent of the Subscription Receipt Agent, of the Subscription Receipt Agent in its capacity as agent hereunder or on behalf of the Subscription Receiptholders against the Corporation, whether such right arises under this Indenture or otherwise, which shall be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any indenture supplemental hereto in connection therewith;

(b)	to amend, alter or repeal any Extraordinary Resolution previously passed;

(c)

subject to arrangements as to financing and indemnity satisfactory to the Subscription Receipt Agent, to direct or authorize the Subscription Receipt Agent to enforce any obligation of the Corporation under this Indenture or to enforce any right of the Subscription Receiptholders in any manner specified in the Extraordinary Resolution;

(d)	to direct or authorize the Subscription Receipt Agent to refrain from enforcing any obligation or right referred to in clause (c) of this section 8.11;

(e)

to waive and direct the Subscription Receipt Agent to waive any default by the Corporation in complying with any provision of this Indenture, either unconditionally or on any condition specified in the Extraordinary Resolution;

(f)

to appoint a committee with power and authority to exercise, and to direct the Subscription Receipt Agent to exercise, on behalf of the Subscription Receiptholders, such of the powers of the Subscription Receiptholders as are exercisable by Extraordinary Resolution;

(g)

to restrain any Subscription Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any obligation of the Corporation under this Indenture or to enforce any right of the Subscription Receiptholders;

(h)

to direct any Subscription Receiptholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal therewith on payment of the costs, charges and expenses reasonably and properly incurred by him in connection therewith;

(i)

to assent to any change in or omission from the provisions contained in the Subscription Receipt Certificates and this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

29.

(j)

to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation; and

(k)	from time to time and at any time to remove the Subscription Receipt Agent and appoint a successor Subscription Agent.

Section 8.12 Meaning of “Extraordinary Resolution”

(a)

Meaning: The expression “Extraordinary Resolution” when used in this Indenture means, subject to the provisions of this section and of sections 8.15 and 8.16 hereof, a motion proposed at a meeting of Subscription Receiptholders duly convened for that purpose and held in accordance with the provisions of this article eight at which there are present in person or by proxy Subscription Receiptholders holding in the aggregate more than 50% of the total number of Subscription Receipts then outstanding and passed by the affirmative votes of Subscription Receiptholders who hold in the aggregate not less than 66 2/3% of the total number of Subscription Receipts represented at the meeting and voted on the motion.

(b)

Quorum: If, at a meeting called for the purpose of passing an Extraordinary Resolution, the quorum required by subsection 8.12(a) hereof is not present within 30 minutes after the time appointed for the meeting, the meeting, if convened by Subscription Receiptholders or on a Subscription Receiptholders' Request, will be dissolved, but in any other case will stand adjourned to such day, being not less than five Business Days or more than ten Business Days later, and to such place and time, as is appointed by the chairman.

(c)	Notice: Not less than three Business Days' notice must be given to the Subscription Receiptholders of the time and place of such adjourned meeting.

(d)

Form of Notice: The notice must state that at the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.

(e)

Quorum at Adjourned Meeting: At the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened, and a motion proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 8.12(a) hereof will be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Subscription Receiptholders holding in the aggregate 50% of the total number of Subscription Receipts outstanding may not be present.

(f)	Poll: Votes on an Extraordinary Resolution must always be given on a poll and no demand for a poll on an Extraordinary Resolution will be necessary.

Section 8.13 Powers Cumulative

Any one or more of the powers, and any combination of the powers, in this Indenture stated to be exercisable by the Subscription Receiptholders by Extraordinary Resolution or otherwise, may be exercised from time to time, and the exercise of any one or more of such powers or any combination of such powers from time to time will not prevent the Subscription Receiptholders from exercising such power or powers or combination of powers thereafter from time to time.

30.

Section 8.14 Minutes

Minutes of all resolutions passed and proceedings taken at every meeting of the Subscription Receiptholders will be made and duly entered in books from time to time provided for such purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or such proceedings were taken, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been so made, entered and signed will be deemed to have been duly convened and held, and all resolutions passed and proceedings taken thereat to have been duly passed and taken.

Section 8.15 Instruments in Writing

Any action that may be taken and any power that may be exercised by Subscription Receiptholders at a meeting held as provided in this article eight may also be taken and exercised by Subscription Receiptholders who hold in the aggregate not less than 50% of the total number of Subscription Receipts at the time outstanding or in the case of an Extraordinary Resolution, Subscription Receiptholders who hold in the aggregate not less than 66 2/3% of the total number of Subscription Receipts at the time outstanding, by their signing, each in person or by attorney duly appointed in writing, an instrument in writing in one or more counterparts, and the expression “Extraordinary Resolution” when used in this Indenture includes a resolution embodied in an instrument so signed.

Section 8.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this article eight at a meeting of Subscription Receiptholders will be binding on all Subscription Receiptholders, whether present at or absent from the meeting and whether voting for or against the resolution or abstaining, and every instrument in writing signed by Subscription Receiptholders in accordance with section 8.15 hereof will be binding on all Subscription Receiptholders, whether signatories thereto or not, and every Subscription Receiptholder and the Subscription Receipt Agent (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every such resolution and instrument in writing.

Section 8.17 Holdings by the Corporation and Subsidiaries Disregarded

In determining whether Subscription Receiptholders holding the required total number of Subscription Receipts are present in person or by proxy for the purpose of constituting a quorum, or have voted or consented to a resolution, Extraordinary Resolution, consent, waiver, Subscription Receiptholders' Request or other action under this Indenture, a Subscription Receipt held by the Corporation or by a Subsidiary of the Corporation will be deemed to be not outstanding. The Corporation shall provide the Subscription Receipt Agent with a certificate of the Corporation providing details of any Subscription Receipts held by the Corporation or by a Subsidiary of the Corporation upon the written request of the Subscription Receipt Agent.

31.

ARTICLE NINE
SUPPLEMENTAL INDENTURES AND SUCCESSOR CORPORATIONS

Section 9.01 Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation (when authorized by the directors) and the Subscription Receipt Agent may, subject to the provisions hereof, and will when so directed hereby, execute and deliver by their proper officers indentures or instruments supplemental hereto, which thereafter will form part hereof, for any or all of the following purposes:

(a)	increasing the number of Subscription Receipts authorized for issue hereunder and the corresponding number of Unit Shares and Warrants to which Subscription Receiptholders are entitled;

(b)

adding hereto such additional covenants and enforcement provisions as in the opinion of counsel are necessary or advisable, and are not in the opinion of the Subscription Receipt Agent, relying on advice of counsel, prejudicial to the interests of the Subscription Receiptholders;

(c)	giving effect to any Extraordinary Resolution passed as provided in article eight hereof;

(d)	making any modification in the form of the Subscription Receipt Certificates that does not affect the substance thereof;

(e)

modifying any provision of this Indenture (including, without limitation, (i) making any modification which increases the number or amount of Unit Shares and Warrants issuable pursuant to the Subscription Receipts, and (ii) making any modification to the manner of determination of the Escrow Release Date and the Escrow Release Time, provided that the Escrow Release Date and Escrow Release Time will in event extend beyond the Termination Time) or relieving the Corporation from any obligation, condition or restriction herein contained, except that no such modification or relief will be or become operative or effective if in the opinion of counsel it would impair any right of the Subscription Receiptholders or of the Subscription Receipt Agent, and the Subscription Receipt Agent may in its uncontrolled discretion decline to enter into any such supplemental indenture which in its opinion will not afford adequate protection to the Subscription Receipt Agent when it becomes operative; and

(f)

for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguity, defective or inconsistent provision, error or omission herein, if in the opinion of counsel, the rights of the Subscription Receipt Agent and of the Subscription Receiptholders are not prejudiced thereby.

Section 9.02 Successor Corporations

In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety, or substantially as an entirety, to another corporation or other entity, the successor corporation or other entity resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) will be bound by the provisions hereof and for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Corporation and will execute and deliver to the Subscription Receipt Agent a supplemental indenture and such other instruments as are satisfactory in form to the Subscription Receipt Agent and in the opinion of counsel are necessary or advisable to evidence the express assumption by the successor corporation of such obligations.

32.

ARTICLE TEN
CONCERNING SUBSCRIPTION RECEIPT AGENT

Section 10.01 Rights and Duties of Subscription Receipt Agent

(a)

Duty of Subscription Receipt Agent: In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Subscription Receipt Agent will act honestly and in good faith and will exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. The Subscription Receipt Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Subscription Receipt Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Subscription Receipt Agent and in the absence of any such notice the Subscription Receipt Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained therein. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.

(b)	No Relief From Liability: No provision of this Indenture will be construed to relieve the Subscription Receipt Agent from liability for its own grossly negligent act, wilful misconduct or bad faith.

(c)

Actions: The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding in connection herewith, including without limitation, for the purpose of enforcing any right of the Subscription Receipt Agent or the Subscription Receiptholders hereunder is on the condition that the Subscription Receipt Agent shall have received a Subscription Receiptholders' Request specifying the act, action or proceeding which the Subscription Receipt Agent is requested to take and, when required by notice to the Subscription Receiptholders by the Subscription Receipt Agent, the Subscription Receipt Agent is furnished by one or more Subscription Receiptholders with sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and hold it harmless against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(d)

Funding: No provision of this Indenture will require the Subscription Receipt Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so indemnified and funded.

(e)

Deposit of Subscription Receipts: The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Subscription Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipt Certificates held by them, for which certificates the Subscription Receipt Agent will issue receipts.

33.

(f)

Restriction: Every provision of this Indenture that relieves the Subscription Receipt Agent of liability or entitles it to rely on any evidence submitted to it is subject to the provisions of Applicable Legislation.

(g)

Right Not to Act/ Right to Resign: The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti- money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, determine at any time that its acting under this Subscription Receipt Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Corporation provided: (i) that the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

Section 10.02 Evidence, Experts and Advisers

(a)

Evidence: In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation will furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as is prescribed by Applicable Legislation or as the Subscription Receipt Agent reasonably requires by written notice to the Corporation.

(b)

Reliance by Subscription Receipt Agent: In the exercise of any right or duty hereunder the Subscription Receipt Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Subscription Receipt Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Subscription Receipt Agent, if such evidence complies with Applicable Legislation and the Subscription Receipt Agent examines such evidence and determines that it complies with the applicable requirements of this Indenture.

(c)

Statutory Declaration: Whenever Applicable Legislation requires that evidence referred to in subsection 10.02(a) hereof be in the form of a statutory declaration, the Subscription Receipt Agent may accept such statutory declaration in lieu of a Certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by any one or more of the Executive Chairman, President, Chief Financial Officer or Secretary of the Corporation or by any other officer(s) or director(s) of the Corporation to whom such authority is delegated by the directors from time to time. In addition, the Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, direction, instruction, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

34.

(d)

Proof of Execution: Proof of the execution of any document or instrument in writing, including a Subscription Receiptholders' Request, by a Subscription Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner that the Subscription Receipt Agent considers adequate and in respect of a corporate Subscription Receiptholder, shall include a certificate of incumbency of such Subscription Receiptholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(e)

Experts: The Subscription Receipt Agent may employ or retain such counsel, accountants, appraisers, or other experts or advisers as it reasonably requires for the purpose of determining and discharging its rights and duties hereunder and may pay the reasonable remuneration and disbursements for all services so performed by any of them, without taxation of costs of any counsel, and will not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Subscription Receipt Agent. The Corporation shall pay or reimburse the Subscription Receipt Agent for any reasonable fees of such counsel, accountants, appraisers, or other experts or advisors. The Subscription Receipt Agent may act and rely and shall be protected in acting or not acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraisers or other expert or advisor, whether retained or employed by the Corporation or by the Subscription Receipt Agent, in relation to any matter arising in the administration of the duties and obligations hereof.

Section 10.03 Documents, Money, Etc. held by Subscription Receipt Agent

(a)

Safekeeping: Any security, document of title or other instrument that may at any time be held by the Subscription Receipt Agent subject to the provisions of this indenture hereof may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank.

(b)

Holding of Funds: Unless herein otherwise expressly provided, any money held by the Subscription Receipt Agent pending the application or withdrawal thereof under any provision of this Indenture shall be held in a segregated account of any Schedule 1 Canadian chartered bank earning a rate of interest current on similar deposits.

(c)

Interest: Except in the circumstances described in section 6.03 hereof, all interest or other income received by the Subscription Receipt Agent in respect of such deposits and investments referred to in subsection 10.03(b) will belong to the Corporation.

Section 10.04 Action by Subscription Receipt Agent to Protect Interests

The Subscription Receipt Agent will have power to institute and to maintain such actions and proceedings as it considers necessary or expedient to protect or enforce its interests and the interests of the Subscription Receiptholders.

Section 10.05 Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent will not be required to give any bond or security in respect of the execution of the duties and obligations and powers of this Indenture.

35.

Section 10.06 Protection of Subscription Receipt Agent

(a)	Protection: By way of supplement to the provisions of any law for the time being relating to subscription receipt agents, it is expressly declared and agreed that:

(i)

the Subscription Receipt Agent will not be liable for or by reason of, or required to substantiate, any statement of fact, representation or recital in this Indenture or in the Subscription Receipt Certificates (except the representation contained in section 10.08 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates or other representation of the Subscription Receipt Agent made herein or therein), but all such statements or recitals are and will be deemed to be made by the Corporation;

(ii)

nothing herein contained will impose on the Subscription Receipt Agent any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

	(iii)	the Subscription Receipt Agent will not be bound to give notice to any person of the execution hereof;

(iv)

the Subscription Receipt Agent will not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach by the Corporation of any obligation or warranty herein contained or of any act of any director, officer, employee or agent of the Corporation;

(v)

the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and in the Subscription Receipts and generally may contract and enter into financial transactions with the Corporation or any related corporation without being liable to account for any profit made thereby;

(vi)

the Subscription Receipt Agent shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means provided that they are sent in accordance with the provisions hereof;

(vii)

if the Subscription Receipt Agent delivers any cheque as required hereunder, the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and, if required by the Subscription Receipt Agent, an indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque; and

(viii)

the Subscription Receipt Agent will disburse funds in accordance with the provisions hereof only to the extent that funds have been deposited with it. The Subscription Receipt Agent shall not under any circumstances be required to disburse funds in excess of the amounts on deposit with the Subscription Receipt Agent at the time of disbursement.

36.

(b)

Indemnity: In addition to and without limiting any protection of the Subscription Receipt Agent hereunder or otherwise by law, the Corporation agrees to indemnify the Subscription Receipt Agent, its agents, employees, directors and officers (each an “Indemnified Person”), and save each Indemnified Person harmless from all liabilities, suits, damages, costs, expenses and actions which may be brought against or suffered by it arising out of or connected with the performance by the Subscription Receipt Agent of its duties hereunder except to the extent that such liabilities, suits, damages, costs and actions are attributable to the gross negligence, wilful misconduct or bad faith of the Subscription Receipt Agent or an Indemnified Person. Notwithstanding any other provision hereof, this indemnity shall survive any removal or resignation of the Subscription Receipt Agent, discharge of this Indenture and termination of any duties and obligations hereunder.

Section 10.07 Replacement of Subscription Receipt Agent

(a)

Resignation: The Subscription Receipt Agent may resign and be discharged from all further duties and liabilities hereunder, except as provided in this section, by giving to the Corporation and the Subscription Receiptholders not less than 60 days notice in writing or, if a new Subscription Receipt Agent has been appointed, such shorter notice as the Corporation accepts as sufficient provided that such resignation and discharge shall be subject to the appointment of a successor thereto in accordance with the provisions hereof.

(b)	Removal: The Subscription Receiptholders by Extraordinary Resolution may at any time remove the Subscription Receipt Agent and appoint a new Subscription Receipt Agent.

(c)

Appointment of New Subscription Receipt Agent: If the Subscription Receipt Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation will forthwith appoint a new Subscription Receipt Agent unless a new Subscription Receipt Agent has already been appointed by the Subscription Receiptholders.

(d)

Failure to Appoint: Failing such appointment by the Corporation, the retiring Subscription Receipt Agent or any Subscription Receiptholder may apply at the expense of the Corporation to the Ontario Superior Court of Justice, on such notice as the Court directs, for the appointment of a new Subscription Receipt Agent.

(e)

New Subscription Receipt Agent: Any new Subscription Receipt Agent appointed under this section must be a corporation authorized to carry on the business of a transfer agent or trust company in Ontario and, if required by the Applicable Legislation of any other province, in such other province. On any such appointment the new Subscription Receipt Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as, in the opinion of counsel, are necessary or advisable for the purpose of assuring the transfer of such powers, rights, duties and responsibilities to the new Subscription Receipt Agent including, without limitation, an appropriate instrument executed by the new Subscription Receipt Agent accepting such appointment and, at the request of the Corporation, the predecessor Subscription Receipt Agent shall, upon payment of its outstanding remuneration and expenses, execute and deliver to the new Subscription Receipt Agent an appropriate instrument transferring to such new Subscription Receipt Agent all rights and powers of the Subscription Receipt Agent hereunder, and shall duly assign, transfer and deliver to the new Subscription Receipt Agent all securities, property and all records kept by the predecessor Subscription Receipt Agent hereunder or in connection therewith. Any new Subscription Receipt Agent so appointed by the Corporation or by the Court will be subject to removal as aforesaid by the Subscription Receiptholders and by the Corporation.

37.

(f)

Notice of New Subscription Receipt Agent: On the appointment of a new Subscription Receipt Agent, the Corporation will promptly give notice thereof to the Subscription Receiptholders in accordance with subsection 11.02(a) hereof.

(g)

Successor Subscription Receipt Agent: A corporation into or with which the Subscription Receipt Agent is merged or consolidated or amalgamated, or a corporation succeeding to the business of the Subscription Receipt Agent, will be the successor to the Subscription Receipt Agent hereunder without any further act on its part or on the part of any party hereto if such corporation would be eligible for appointment as a new Subscription Receipt Agent under subsection 10.07(e) hereof.

(h)

Certificates: A Subscription Receipt Certificate certified but not delivered by a predecessor Subscription Receipt Agent may be delivered by the new or successor Subscription Receipt Agent in the name of the predecessor Subscription Receipt Agent or successor Subscription Receipt Agent.

Section 10.08 Conflict of Interest

The Subscription Receipt Agent represents to the Corporation that at the time of the execution and delivery hereof no material conflict of interest exists between its role as an agent hereunder and its role in any other capacity and if a material conflict of interest arises hereafter it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate the conflict of interest or resign its duties and obligations hereunder.

Section 10.09 Acceptance of Duties and Obligations

The Subscription Receipt Agent hereby accepts the duties and obligations in this Indenture declared and provided for and agrees to perform them on the terms and conditions herein set forth. The Subscription Receipt Agent accepts the duties and responsibilities under this indenture solely as custodian, bailee and agent. No trust is intended to be or will be created hereby and the Subscription Receipt Agent shall owe no duties hereunder as a trustee.

ARTICLE ELEVEN

GENERAL

Section 11.01 Notice to the Corporation and Subscription Receipt Agent

(a)

Corporation: Unless herein otherwise expressly provided, a notice to be given hereunder to the Corporation or the Subscription Receipt Agent will be validly given if delivered or if sent by registered letter, postage prepaid, or if sent by facsimile transmission (if receipt of such transmission is confirmed):

38.

(i)	if to the Corporation:

Mala Noche Resources Corp.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
V6C 3E6

Attention:      Mr. Wade Nesmith, Executive Chairman
Fax:                  (604) 639-2148

with a copy to (not to constitute notice to the Company):

Lang Michener LLP
1500 Royal Centre P.O. Box 11117
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

Attention:      Stephen Wortley
Fax:                 (604) 893-2378

(ii)	if to the Lead Underwriter:

Canaccord Genuity Corp.
P.O. Box 516
161 Bay Street, Suite 3000
Toronto, Ontario
M5T 2S1

Attention:      Jens Mayer
Fax:                 (416) 869-3876

with a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street, P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, British Columbia
V7X 1L3

Attention:      Bob Wooder
Fax:                  (604) 631-3309

39.

(iii)	if to the Subscription Receipt Agent:

Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, British Columbia V6C 3B9

Attention: General Manager, Corporate Trust
Facsimile: (604) 661-9403

and any such notice delivered or sent in accordance with the foregoing will be deemed to have been received on the date of delivery or facsimile transmission or, if mailed, on the second Business Day following the day of the mailing of the notice. The original of any document sent by facsimile transmission to the Subscription Receipt Agent shall be subsequently mailed to the Subscription Receipt Agent.

(b)

Change of Address: The Corporation or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 11.01(a) hereof of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of the Corporation or the Subscription Receipt Agent, as the case may be, for all purposes of this Indenture.

(c)

Postal Interruption: If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to the Subscription Receipt Agent or to the Corporation hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed. Any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to such officer.

Section 11.02 Notice to Subscription Receiptholders

(a)

Notice: Unless herein otherwise expressly provided, a notice to be given hereunder to Subscription Receiptholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Subscription Receiptholders or delivered (or so mailed to certain Subscription Receiptholders and so delivered to the other Subscription Receiptholders) at their respective addresses appearing on any of the registers of holders described in section 3.01 hereof, provided, however, that if, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, the notice could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is so delivered or is given by publication twice in the Report on Business section in the national edition of The Globe and Mail.

(b)

Date of Notice: A notice so given by mail or so delivered will be deemed to have been given on the first Business Day after it has been mailed or on the day on which it has been delivered, as the case may be, and a notice so given by publication will be deemed to have been given on the day on which it has been published as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Subscription Receiptholder will not invalidate any action or proceeding founded thereon.

40.

Section 11.03 Satisfaction and Discharge of Indenture

If all certificates representing the Unit Shares and Warrants required to be issued in compliance with the provisions hereof have been issued hereunder in accordance with such provisions, if all payments required to be made in compliance with the provisions of this Indenture have been made in accordance with such provisions and payment to the Subscription Receipt Agent of the fees and other remuneration payable to the Subscription Receipt Agent have been made, this Indenture will cease to be of further effect and, on demand of and at the cost and expense of the Corporation and on delivery to the Subscription Receipt Agent of a Certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and on payment to the Subscription Receipt Agent of the fees and other remuneration payable to the Subscription Receipt Agent, the Subscription Receipt Agent will execute proper instruments acknowledging the satisfaction of and discharging this Indenture.

Section 11.04 Sole Benefit of Parties and Subscription Receiptholders

Nothing in this Indenture or the Subscription Receipt Certificates, expressed or implied, will give or be construed to give to any person other than the parties hereto and the Subscription Receiptholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture or the Subscription Receipt Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Subscription Receiptholders.

Section 11.05 Discretion of Directors

Any matter provided herein to be determined by the directors will be determined by the directors in their sole discretion, acting reasonably, and a determination so made will be conclusive.

Section 11.06 Force Majeure

No Party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 11.06.

Section 11.07 Privacy Consent

The Parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

a)	to provide the services required under this Indenture and other services that may be requested from time to time;

41.

b)	to help the Subscription Receipt Agent manage its servicing relationships with such individuals;

c)	to meet the Subscription Receipt Agent’s legal and regulatory requirements; and

d)	if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Indenture for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Subscription Receipt Agent shall make available on its website or upon request, including revisions thereto. Further, each party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a Party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

Section 11.08 Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to be dated as of this indenture.

                          IN WITNESS WHEREOF the parties hereto have executed this Subscription Receipt Indenture as of the day and year first above written.

MALA NOCHE RESOURCES CORP.

By:	“David Blaiklock”
Name: David Blaiklock
Title: Chief Financial Officer

CANACCORD GENUITY CORP.

By:	“Jens Mayer”
Name: Jens Mayer
Title: Executive Vice President and Managing Director

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“Karl Burgess”
Name: Karl Burgess
Title: Professional, Corporate Trust

By:	“Nicole Clement”
Name: Nicole H. Clement
Title: General Manager

SCHEDULE A TO THE SUBSCRIPTION RECEIPT INDENTURE DATED
JULY 20, 2010 BETWEEN MALA NOCHE RESOURCES CORP.,
CANACCORD GENUITY CORP. AND
COMPUTERSHARE TRUST COMPANY OF CANADA

SUBSCRIPTION RECEIPT CERTIFICATE

[NTD: Insert legend for U.S. investors only.] “THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES DELIVERABLE IN EXCHANGE THEREFOR HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) WITHIN THE UNITED STATES, IN COMPLIANCE WITH (i) THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (ii) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(i) OR (c)(ii) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to _________________ (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY OTHER PERSON IS WRONGFUL since the registered holder hereof, CDS & CO. has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

ISIN: <>
CUSIP: <>

Certificate Number: _____________________	Number of Subscription Receipts: ________________

2.

SUBSCRIPTION RECEIPTS

convertible for Units each consisting of one common share
and 0.4 of one common share purchase warrant of

MALA NOCHE RESOURCES CORP.
(A corporation existing under the laws of British Columbia)

                          THIS IS TO CERTIFY THAT, for value received, ___________________ the “holder”) is the registered holder of the number of Subscription Receipts (“Subscription Receipts”) specified above of Mala Noche Resources Corp. (the “Corporation”) and is thereby entitled, without payment of any additional consideration, to be issued, immediately after the Escrow Release Time (as defined in the Subscription Receipt Indenture hereinafter referred to), units of the Corporation consisting of fully paid and non-assessable common shares of the Corporation (“Unit Shares”) and share purchase warrants of the Corporation (“Warrants”) on the basis of one Unit Share and 0.4 of a Warrant for each one Subscription Receipt, subject to the terms and conditions set out in the Subscription Receipt Indenture (as hereinafter defined).

                          This Subscription Receipt Certificate represents Subscription Receipts of the Corporation issued under the provisions of a subscription receipt indenture (which indenture, together with all instruments supplemental or ancillary thereto, is herein referred to as the “Subscription Receipt Indenture”) dated as of July 20, 2010 between the Corporation, Canaccord Genuity Corp. and Computershare Trust Company of Canada (the “Subscription Receipt Agent”). Reference is hereby made for particulars of the rights of the holders of the Subscription Receipts, the Corporation and the Subscription Receipt Agent in respect thereof and of the terms and conditions upon which the Subscription Receipts are issued and held, all to the same effect as if the provisions of the Subscription Receipt Indenture were herein set forth in full, and to all of which the holder, by acceptance hereof, assents. In the event of a conflict between the provisions of this Subscription Receipt Certificate and the Indenture, the terms of the Indenture shall govern. All capitalized terms used but not defined in this Subscription Receipt Certificate shall have the meaning ascribed thereto in the Subscription Receipt Indenture. The Corporation will furnish to the holder, on request, a copy of the Subscription Receipt Indenture. The Warrants will be issued pursuant to and governed by a the terms of a warrant indenture entered into between the Corporation and the Subscription Receipt Indenture concurrently with the entry into of the Subscription Receipt Indenture. The Subscription Receipts represented by this Subscription Receipt Certificate will be automatically converted by the Subscription Receipt Agent for and on behalf of the holder immediately prior to the completion of the Acquisition upon satisfaction of the Escrow Release Conditions and receipt by the Subscription Receipt Agent of an Escrow Release Notice executed by the Corporation and the Lead Underwriter and the holder will be deemed to have subscribed for the Unit Shares and Warrants issuable on the conversion of such Subscription Receipts without the taking of any action by the holder, including the surrender of this Subscription Receipt Certificate and the payment of additional consideration, which will thereupon be cancelled by the Subscription Receipt Agent. Immediately prior to the completion of the Acquisition, the Corporation will deliver to the Subscription Receipt Agent an Escrow Release Notice duly executed by the Corporation and the Lead Underwriter. For greater certainty, the Subscription Receipts represented by this certificate may not be converted by the holder and may only be converted pursuant to the foregoing automatic conversion.

                          Pursuant to the Subscription Receipt Indenture, the Escrow Release Date is the date on which the Subscription Receipt Agent receives the Escrow Release Notice (as defined in the Subscription Receipt Indenture) from the Corporation and the Lead Underwriter in the form required under the Subscription Receipt Indenture, which notice will inform the Subscription Receipt Agent of the completion of the Acquisition, or the Business Day following such date, as determined in accordance with the Subscription Receipt Indenture.

3.

                          In the event that (i) the Escrow Release Notice is not delivered to the Subscription Receipt Agent prior to the Termination Time, or (ii) a Termination Notice is delivered to the Subscription Receipt Agent by the Corporation, all of the Subscription Receipts shall, without any action on the part of the holders thereof (including the surrender of Subscription Receipt Certificates), be cancelled by the Subscription Receipt Agent. In such event, the holder will be entitled to receive, and the Subscription Receipt Agent shall pay to the holder, the amount of $6.00 per Subscription Receipt (together with the interest earned thereon less any withholding tax required to be withheld in respect thereof), all as more particularly set out in the Subscription Receipt Indenture.

                          The holder of this Subscription Receipt is cautioned that in the event that the Subscription Receipts are deemed to be converted or are cancelled, certificates representing the Unit Shares and Warrants or a cheque, as the case may be, will be mailed or delivered to the latest address of record of the registered holder or to the direction of the registered holder.

                          On and after the date of conversion of the Subscription Receipts represented by this Subscription Receipt Certificate, the holder will have no rights hereunder except to receive certificates representing the Unit Shares and Warrants issued upon the conversion thereof to such holder.

                          The Corporation will not be obligated after the aggregation of the number of Unit Shares and Warrants to be issued to a holder of Subscription Receipts to issue any fraction of a Unit Share or Warrant on the conversion of Subscription Receipts. A holder of Subscription Receipts shall not be entitled to receive a cash payment or any other compensation in respect of any such fraction of a Unit Share or Warrant.

                          No Unit Shares or Warrants will be issued pursuant to the conversion of any Subscription Receipt if the issue of such security would constitute a violation of the securities laws of any applicable jurisdiction.

                          The Subscription Receipt Indenture contains provisions making binding on all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by holders of a specified majority of all outstanding Subscription Receipts.

                          On presentation at the principal office of the Subscription Receipt Agent in Vancouver, British Columbia, subject to the provisions of the Subscription Receipt Indenture and on compliance with the reasonable requirements of the Subscription Receipt Agent, one or more Subscription Receipt Certificates may be exchanged at no cost to the holder for one or more Subscription Receipt Certificates of different denominations representing in the aggregate the same number of Subscription Receipts as the Subscription Receipt Certificate or Subscription Receipt Certificates being exchanged.

                          The holding of this Subscription Receipt Certificate will not constitute the holder a shareholder of the Corporation or entitle such holder to any right or interest in respect thereof except as otherwise provided in the Subscription Receipt Indenture.

                          This Subscription Receipt Certificate will not be valid for any purpose until it has been certified by or on behalf of the Subscription Receipt Agent for the time being under the Subscription Receipt Indenture.

4.

                          Time is of the essence hereof.

[Remainder or page left intentionally blank.]

5.

                          IN WITNESS WHEREOF THE CORPORATION has caused this Subscription Receipt Certificate to be signed by its officers or other individuals duly authorized in that behalf as of July 20, 2010.

MALA NOCHE RESOURCES CORP.

By: ______________________________________

                          This Subscription Receipt Certificate is one of the Subscription Receipt Certificates referred to in the Subscription Receipt Indenture.

Countersigned this _________ day of __________, 2010.

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________________

SCHEDULE B TO THE SUBSCRIPTION RECEIPT INDENTURE DATED
JULY 20, 2010 BETWEEN MALA NOCHE RESOURCES CORP.,
CANACCORD GENUITY CORP. AND
COMPUTERSHARE TRUST COMPANY OF CANADA

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA
AND TO:	CANACCORD GENUITY CORP.

ESCROW RELEASE NOTICE

                          Reference is made to the subscription receipt indenture dated July 20, 2010 (the “Subscription Receipt Indenture”) between Mala Noche Resources Corp. (the “Corporation”), Canaccord Genuity Corp. (the “Lead Underwriter”) and Computershare Trust Company of Canada (the “Subscription Receipt Agent”). Unless otherwise defined herein, words and terms with the initial letter or letters thereof capitalized shall have the meanings given to such words and terms in the Subscription Receipt Indenture.

                          The Corporation represents, warrants and confirms:

(a)	all conditions precedent to the closing of the Acquisition, other than the payment of the cash portion of the purchase price for the Acquisition, have been satisfied or waived;

(b)

to the knowledge of the Corporation, there does not exist any inquiry, investigation or other proceeding of a regulatory nature that would prevent the closing of the Acquisition or would prevent or restrict the trading in or the distribution of the Unit Shares, Warrants, or the Common Shares issuable in connection with the Acquisition; and

(c)	the Approvals have been obtained, and has not been rescinded to the knowledge of the Corporation; and

(d)	the Consolidation has been completed.

and, accordingly:

(a)

the Subscription Receipt Agent is hereby authorized and directed to issue the Unit Shares and the Warrants issuable to the holders of the Subscription Receipts upon conversion of the Subscription Receipts in accordance with Article 2 of the Subscription Receipt Indenture to such holders in accordance with the terms of the Subscription Receipt Indenture; and

(b)	in accordance with Section 6.03(a) of the Subscription Receipt Indenture, the Subscription Receipt Agent is hereby authorized and directed to:

(i)	release $<> of the Proceeds (and interest earned thereon) to the Lead Underwriter by means of a wire transfer, bank draft or certified cheque payable to “Canaccord Genuity Corp.”;

(ii)	retain $<> of the Proceeds; and

(iii)

release the balance of the Proceeds together with interest earned on the balance of the Proceeds to the Corporation by means of
___________________________________________________________________________________ .

2.

                          The Lead Underwriter, on behalf of the Underwriters, acknowledges the foregoing representations and warranties.

                          This Escrow Release Notice, which may be signed in counterparts and delivered by facsimile, is irrevocable and shall constitute your good and sufficient authority for taking the actions described herein.

                          DATED this ______ day of ____________, 2010.

MALA NOCHE RESOURCES CORP.

By: ______________________________________

CANACCORD GENUITY CORP.

By: ______________________________________

3

SCHEDULE C TO THE SUBSCRIPTION RECEIPT INDENTURE DATED
JULY 20, 2010 BETWEEN MALA NOCHE RESOURCES CORP.,
CANACCORD GENUITY CORP. AND
COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Mala Noche Resources Corp. (To be renamed Primero Mining Corp)
(the “Company”)

AND TO:	[If for the removal of a legend on the Subscription Receipts:]
Computershare Trust Company of Canada
as Escrow Agent under the Subscription Receipt Indenture
[If for the removal of a legend on the Unit Shares:]
Computershare Trust Company of Canada [OR Computershare Investor Services Inc.]
as registrar and transfer agent for Common Shares of the Mala Noche Resources Corp.

3rd Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

The undersigned (a) acknowledges that the sale of the securities of the Company to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (b) certifies that (1) the undersigned is not an “affiliate” of the Company (as that term is defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (B) the transaction was executed in, on or through the facilities of the TSX Venture Exchange, the Toronto Stock Exchange or another “designated offshore securities market”, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein and not otherwise defined shall have the meanings given to them by Regulation S.

Dated: _____________________________________
Name of Seller (please print)

By:
Authorized signatory

Name of authorized signatory (please print)

Title of authorized signatory
(please print)

Affirmation by Seller’s Broker-Dealer (Required for sales pursuant to Section (b)(2)(B) above)

We have read the representation letter of ____________ (the “Seller”) dated _____________, 20__, pursuant to which the Seller has requested that we sell, for the Seller's account, [____________________Subscription Receipts] [OR ____________________ Common Shares] represented by certificate number _________________ (the “Securities”) of the Company. We have executed sales of the Securities pursuant to Rule 904 of Regulation S under the United States

4.

Securities Act of 1933, as amended (the “U.S. Securities Act”), on behalf of the Seller. In that connection, we hereby represent to you as follows:

(1)	no offer to sell the Securities was made to a person in the United States;

(2)

the sale of the Securities was executed in, on or through the facilities of the TSX Venture Exchange, the Toronto Stock Exchange or another “designated offshore securities market” (as defined in regulation S under the U.S. Securities Act) on _________________, 20____, and, to the best of our knowledge, the sale was not be pre-arranged with a buyer in the United States;

(3)	no “directed selling efforts” were made in the United States by the undersigned, any affiliate of the undersigned, or any person acting on behalf of the undersigned; and

(4)

we have done no more than execute the order or orders to sell the Securities as agent for the Seller and will receive no more than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

For purposes of these representations: “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the undersigned; “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities (including, but not be limited to, the solicitation of offers to purchase the Securities from persons in the United States); and “United States” means the United States of America, its territories or possessions, any State of the United States, and the District of Columbia.

Legal counsel to the Company shall be entitled to rely upon the representations, warranties and covenants contained in this letter to the same extent as if this letter had been addressed to them.

Yours truly,

________________________________________

By:      ___________________________________

Title:   ___________________________________